UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form    20-F  ☒ Form    40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: October 10, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

Jacky Simmonds appointed Group Chief People Officer

Amsterdam, 10 October 2017 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 235 million customers, today announces the appointment of Jacky Simmonds as Group Chief People Officer effective from 1 January 2018. Jacky will become a member of VEON’s senior executive management team and will report directly to the Chief Executive Officer, Jean-Yves Charlier.

Jacky has experience across a number of sectors including travel, tourism and aviation in over 25 years working as an HR Executive, bringing particular expertise in leading significant transformations of organisations to become more digitally enabled businesses. Jacky regularly features in the annual list of the top ten Most Influential HR Practitioners in the United Kingdom. She will be responsible for managing and leveraging the talent and experience across VEON’s operating markets as well as developing a strategy to build a world-class HR function across the group.

Prior to joining VEON, Jacky was Group People Director at easyJet plc where she focused on organisational change, updating the ways of working, employee engagement and talent development. She played a crucial role in helping it shape itself for further growth and scale in Europe. Before joining easyJet plc, Jacky was Group HR Director at TUI Group for over five years.

Jacky is also a Non-Executive Director at Ferguson Plc, where she chairs the Remuneration Committee, and is a member of the Nominations and Audit Committee.

Jean-Yves Charlier, Chief Executive Officer of VEON, said: “Jacky brings a tremendous track record in leading large-scale organisational transformations and global best practice to VEON. Her extensive experience in leading HR functions across several markets at high profile public companies along with her Board level counsel and advice will be invaluable in building a world-class HR function to accelerate the successful transformation of our group across the world.”

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About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for over 235 million customers it currently serves, and many others in the years to come.

Follow us on Twitter @veondigital, visit our blog @blog.veon.com or go to our website www.veon.com.

Disclaimer

VEON considers portions of this press release to contain “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “continue” or comparable terminology and include statements relating to, among other things, VEON’s transformational mission, people agenda and talent development programme. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. Although VEON believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, it can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contacts

Investor Relations:	Media and Public Relations:

Bart Morselt ir@veon.com	Maria Piskunenko pr@veon.com

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